Exhibit 12.1

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)
(in millions of dollars)

	For the Fiscal Year Ended	For the Fiscal Year Ended	For the Fiscal Years Ended February 28,
	February 28, 2013	February 29, 2012	2011	2010	2009

Earnings:
Income (loss) before income taxes	$516.4	$534.0	$551.0	$259.3	$(106.80)

Plus fixed charges	239.4	194.0	208.3	286.0	342.0

Less interest capitalized	—	—	(0.3)	(0.4)	(3.7)

Earnings, as adjusted	$755.8	$728.0	$759.0	$544.9	$231.5

Fixed Charges:
Interest on debt and capitalized leases, amortization of debt issuance costs, and amortization of discount on debt (b)	$234.3	$188.0	$200.5	$277.5	$334.1

Interest element of rentals	5.1	6.0	7.8	8.5	7.9

Total fixed charges	$239.4	$194.0	$208.3	$286.0	$342.0

Ratio of Earnings to Fixed Charges (c)	3.2x	3.8x	3.6x	1.9x	—

(a)
For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income (loss) before income taxes (adjusted, as appropriate, for equity in earnings of equity method investees) plus fixed charges less interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of lease expense.

(b)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(c)
For the year ended February 28, 2009, earnings were inadequate to cover fixed charges. The Company would have needed to generate additional earnings of $110.5 million for the year ended February 28, 2009, to achieve a coverage ratio of 1.0 to 1.0 for this period.